UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Safehold Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78645L100
(CUSIP Number)

Celine Loh	Diane Liang
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⌧

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 2,123,435
	8.	Shared Voting Power 2,125,000
	9.	Sole Dispositive Power 2,123,435
	10.	Shared Dispositive Power 2,125,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,248,435
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14.	Type of Reporting Person: CO

(1)	Percentage is based on 56,559,871 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2021.

1.	Names of Reporting Persons. GIC Real Estate Private Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,125,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,125,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (1)
14.	Type of Reporting Person: CO

(1)	Percentage is based on 56,559,871 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2021.

1.	Names of Reporting Persons. GIC Real Estate, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,125,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,125,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (1)
14.	Type of Reporting Person: CO

(1)	Percentage is based on 56,559,871 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2021.

1.	Names of Reporting Persons. SFTY Venture LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,125,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,125,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (1)
14.	Type of Reporting Person: OO

(1)	Percentage is based on 56,559,871 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2021.

EXPLANATORY NOTE
The Reporting Persons (as defined below) previously reported beneficial ownership with respect to the Shares (as defined below) of Safehold Inc. on a Schedule 13G filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended.  On December 15, 2021, Safehold Inc. appointed Jesse Hom, an employee of the Reporting Persons or one of their affiliates to serve as a member of its board of directors, and as a result, the Reporting Persons are now reporting their beneficial ownership on this Schedule 13D.
Item 1.	Security and Issuer.
This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the shares of common stock, $0.01 par value per share, (the “Shares”) of Safehold Inc., a Maryland corporation (the “Company”), whose principal executive offices are located at 1114 Avenue of the Americas, 39th Floor, New York, NY 10036.

Item 2.	Identity and Background.
(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC”), GIC Real Estate Private Limited (“GIC REPL”), GIC Real Estate, Inc. ("GIC RE Inc.") and SFTY Venture LLC ("SFTY Venture", and, together with GIC, GIC REPL and GIC RE Inc., the “Reporting Persons” and each, a “Reporting Person”). GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves. GIC is a private company limited by shares organized under the laws of the Republic of Singapore. GIC REPL is a wholly owned subsidiary of GIC and is the real estate investment arm of GIC. GIC REPL is a private company limited by shares organized under the laws of the Republic of Singapore. GIC RE Inc. is the investment manager for SFTY Venture, and is a corporation organized under the laws of the State of Delaware. SFTY Venture, a Delaware limited liability company, is a holding company.  The principal business address for each of GIC and GIC REPL is 168, Robinson Road, #37-01 Capital Tower, Singapore 068912.  The principal business address of GIC RE Inc. is One Bush Street, Suite 1100, San Francisco, CA 94104.  The principal business address of SFTY Venture is c/o GIC Real Estate, Inc., 280 Park Avenue, 9th Floor, New York, NY 10017.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Senior Minister & Coordinating Minister for Social Policies	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Coordinating Minister for Economic Policies	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Senior Minister & Coordinating Minister for National Security	Singapore Citizen

Lawrence Wong	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Minister for Finance	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Special Advisor to Ministry of Trade & Industry	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen

Hsieh Fu Hua	National University of Singapore University Hall Lee Kong Chian Wing, UHL #06-01 21 Lower Kent Ridge Road Singapore 119077	Co-Founder and Advisor, PrimePartners Group	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

Koh Boon Hwee	c/o 1 Tanglin Road Singapore 147905 03-13 Orchard Rendezvous Hotel	Chairman, Altara Ventures Pte Ltd	Singapore Citizen

Dr Tony Tan Keng Yam	168 Robinson Road #37-01 Capital Tower Singapore 068912	Special Advisor, GIC	Singapore Citizen

Seck Wai Kwong	10 Marina Boulevard, #32-01 Marina Bay Financial Centre Tower 2 Singapore 018983	Chief Executive Officer, Asia Pacific Eastspring Investments (Singapore) Limited	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

The following are each of the executive officers and directors of GIC REPL and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Chan Hoe Yin	168 Robinson Road #37-01 Capital Tower Singapore 06891	Director, Investment Services Private Markets, GIC	Singapore Citizen

The following are each of the executive officers and directors of GIC RE Inc. and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Kristin Leung	One Bush Street, Suite 1000 San Francisco, CA 94104-4417	Senior Vice President, GIC	United States Citizen

(d) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
SFTY Venture acquired the 2,125,000 Shares reported herein as directly held by it for an aggregate purchase price of $42,500,000. The source of funds to acquire such Shares was funds from GIC.
GIC acquired the 2,123,435 Shares reported herein as directly held by it for an aggregate purchase price of $79,503,080.
The source of funds from GIC was equity investments from GIC clients.

Item 4.	Purpose of Transaction.
The information in Item 6 of this Schedule 13D is incorporated herein by reference.
The Reporting Persons invested in the Shares for investment purposes, subject to the following:
The Reporting Persons intend to review on a continuing basis their investments in the Company. The Reporting Persons may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Shares, and/or may seek to sell or otherwise dispose of some or all of the Company’s securities from time to time. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.
On December 15, 2021, Jesse Hom, an employee of GIC or one of its affiliates, was appointed to serve as a member of the Board. In such capacity, Mr Hom and the Reporting Persons may have influence over the corporate activities of the Company, including activities which may relate to items described in Item 4 of this Schedule 13D.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.
(a) – (b) Calculations of the percentage of Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 71,179,765 Ordinary Shares outstanding.
The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

GIC directly holds 2,123,435 Shares and SFTY Venture directly holds 2,125,000 Shares.
GIC is a fund manager and only has two clients: the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and the sole power to dispose of 2,123,435 shares beneficially owned by it.
GIC RE Inc., the investment manager for SFTY Venture, has the power to vote and dispose of such shares.  GIC RE Inc. shares such powers with GIC REPL and GIC.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”
(c) Except as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated by reference herein.

In connection with the Issuer's initial public offering, SFTY Venture entered into a stockholder's agreement with the Issuer, dated as of April 14, 2017 (the "Stockholder's Agreement").  Pursuant to the terms of the Stockholder's Agreement, SFTY Venture has the right to purchase additional Shares up to an amount equal to 10% of future issuances of Shares by the Issuer in single issuances of at least $1 million, and on a quarterly basis in respect of other issuances. The purchase price paid by SFTY Venture will be the same price as the price per share implied by the transaction that resulted in the relevant issuance, and for issuances pursuant to Issuer equity incentive plans, will be based on prevailing market prices for Shares, except that, if iStar Inc. purchases Shares in a particular issuance net of discounts and commissions, then SFTY Venture will also be entitled to purchase Shares net of discounts and commissions. SFTY Venture also has the right to designate a non-voting board observer who will be entitled to participate in meetings of the Board, present matters for consideration, speak on matters presented by others, receive notices of board meetings, receive board minutes and meet with management, subject to certain confidentiality and other restrictions. In addition, SFTY Venture will have the right to participate as a co-investor in real estate investments for which the Issuer seeks co-investment partners. The foregoing rights are conditioned on SFTY Venture owning at least the lesser of (i) 5.0% of the outstanding Shares and (ii) Shares with a value of $50 million. Notwithstanding the foregoing, SFTY Venture's co-investment right is conditioned on the same ownership requirement only after the third anniversary of the closing of the Issuer's initial public offering.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2.	Stockholder's Agreement, dated as of April 14, 2017, by and between the Issuer and SFTY Venture LLC (incorporated by reference to Exhibit 10.9 to the Form S-11 by the Issuer on May 8, 2017).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Diane Liang
Name:	Diane Liang
Title:	Senior Vice President

GIC REAL ESTATE PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

GIC REAL ESTATE, INC.

By:	/s/ Kristin Leung
Name:	Kristin Leung
Title:	Senior Vice President

SFTY VENTURE LLC

By:	/s/ Kristin Leung
Name:	Kristin Leung
Title:	Authorized Signatory

December 27, 2021
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).